November 20, 2012

Via E-mail
Mara L. Ransom
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	LML Payment Systems Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 12, 2012
File No. 000-13959

Dear Ms. Ransom:

LML Payment Systems Inc. (“LML”) writes in response to your letter of November 9, 2012 to Patrick H. Gaines, Chief Executive Officer of LML, with respect to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) filed by LML on October 12, 2012.  Please find below LML’s responses (in bold and italics) set out in a manner that corresponds with your comments as set out in your letter of November 9, 2012. A responsive Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1”) has been filed concurrently herewith via EDGAR.  We have also provided you with a courtesy marked copy of Amendment No. 1 to assist in your review.

Defined terms used herein and not otherwise defined have the meaning ascribed to them in the Preliminary Proxy Statement.

General

1.
In an appropriate place in your filing, please briefly explain why a final order by the Supreme Court of British Columbia is required to approve the Arrangement and the ramifications of failing to receive a judicial determination as to the fairness of the Arrangement.

A plan of arrangement is a statutory procedure available under the BCBCA, as well as under the Canada Business Corporations Act and other provincial corporations statutes, and can be used in lieu of other common acquisition mechanisms, such as the statutory amalgamation and the take-over bid. Where a corporation wishes to combine by way of a plan of arrangement, it must apply to the court for an order approving a proposed plan of arrangement. Therefore, a final order by the Supreme Court of British Columbia is required to approve the Arrangement under the terms of the Arrangement Agreement, the Interim Order and under the provisions of the BCBCA. If the Court does not make a judicial determination as to the fairness of the Arrangement, then the Final Order will not be granted and the Arrangement cannot proceed.

We have added disclosure under the sections “Principal Legal Matters Related to the Arrangement – Court Approval of the Arrangement” and “The Proposed Arrangement – Reasons for the Arrangement – Court Approval and Dissent Rights”.

Summary Term Sheet, page 1

Vote Required, page 2

2.
Here and elsewhere in your proxy statement, where you discuss the percentage of votes required to be cast in order to approve the Arrangement, please quantify the percentage of shares subject to the Lock-Up and Support Agreements, as you do on page 51.

We have added the following disclosure under the sections “Summary Term Sheet – Vote Required”, “Summary Term Sheet – Conditions to the Arrangement”, “Questions and Answers about the Arrangement and the Special Meeting”, “Quorum and Required Vote”, “The Proposed Arrangement – Reasons for the Arrangement - Shareholder Approval” and “The Proposed Arrangement - Required Shareholder Approval”:

Beneficial holders of approximately 33.2% of the outstanding Common Shares as of the date of this Proxy Statement have agreed to vote in favor of the Arrangement pursuant to lock-up and support agreements. See “Lock-Up and Support Agreements”.

Security Ownership of Certain Beneficial Owners and Management, page 16

3.
Please revise footnote 11 to your beneficial ownership table to disclose the natural person(s) who has voting or investment control over the shares owned by Millennium Partners, L.P. Please see Questions 140.02 and 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

We have revised the disclosure in footnote 11 to the beneficial ownership table as follows:

On March 26, 2008, the Corporation entered into a definitive Securities Purchase Agreement with Millennium Partners, L.P. (“Millennium”). Under the Securities Purchase Agreement, LML and Millennium completed a private placement transaction pursuant to which Millennium acquired 4,000,000 common shares of the Corporation for an aggregate purchase price of $7,200,000, or $1.80 per share. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the managing partner of Millennium, and consequently, may be deemed to have voting control and investment discretion over securities owned by Millennium. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management.  As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management.

The Proposed Arrangement, page 19

Background Arrangement, page 19

4.
We note that you received two pending indications of interest, in addition to the letters of interest from the four potential purchasers you reference on page 19. Please revise to discuss what transpired with respect to the two pending indications of interest.

We have revised the disclosure under the section “The Proposed Arrangement – Background to the Arrangement Agreement” to clarify the events that transpired with respect to the two pending indications of interest.

5.	To the extent material, please disclose:

•	what, if anything, transpired with Party D after they were given access to the online data room on September 7, 2012; and

•	why an agreement with Party D was not pursued.

We have revised the disclosure under the section “The Proposed Arrangement – Background to the Arrangement Agreement” to clarify the events that transpired with Party D and why an agreement with Party D was not pursued.

Reasons for the Arrangement, page 24

6.	We note that you refer to the “negotiation of key transaction terms, key economic terms…,” among other things that were negotiated by the Special Committee. Please elaborate upon these terms.

We have added the following disclosure under the section “The Proposed Arrangement – Reasons for the Arrangement”:

(including, but not limited to, termination fee, cash consideration, acquisition by way of plan of arrangement, and duration of the exclusivity agreement), key economic terms (including the cash consideration of $3.45 per Common Share and the responsibility for expenses to be paid by the parties), and other terms (including, but not limited to, the representations and warranties of DRIV, the Purchaser and the Corporation, covenants and conditions of DRIV, the Purchaser and the Corporation, insurance and indemnification provisions, key definitions, and termination rights)

Fairness Opinions, page 30

Forecasts, page 30

7.
We note your statement on page 31 that you “have not updated and do not intend to update or otherwise revise the Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which the Forecasts were based are shown to be in error.” Please revise to state if true that, to the extent these Forecasts no longer reflect management’s views of future performance, you will update these Forecasts or provide an explanation as to why these Forecasts are no longer valid. Please see Item 1015(b)(6) of Regulation M-A.

We have revised the disclosure under the section “The Proposed Arrangement – Fairness Opinions – Forecasts” as follows:

Readers are cautioned not to unduly rely on the Forecasts as the Forecasts are inherently subject to uncertainty, being based upon numerous factors and events beyond the control of the Corporation. We have not updated and, except as set out below, do not intend to update or otherwise revise the Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions on which the Forecasts were based are shown to be in error due to numerous factors and events beyond the control of the Corporation. The inclusion of the Forecasts in this Proxy Statement should not be regarded as an indication that this information will be predictive of actual future results, and this information should not be relied upon for such purpose. Further, the Forecasts do not take into account the effect of any failure of the Arrangement to occur and should not be viewed as accurate in that context. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may be materially better or worse than contained therein. To the extent that these Forecasts no longer reflect management’s views of future performance and the Corporation is required under relevant securities legislation to disclose such change or there is a change that would materially affect such Forecasts, the Corporation will update such Forecasts or provide an explanation as to why such Forests are no longer valid.

Financial Advisor Fairness Opinion, page 37

8.
Please revise your filing to provide additional information, including any quantitative analyses, regarding the methodologies briefly referenced here with a view to providing disclosure as to how the Financial Advisor determined the Arrangement to be fair. Please see Item 1015(b)(6) of Regulation M-A.

We have added the following disclosure under the section “The Proposed Arrangement – Fairness Opinions – Financial Advisor Fairness Opinion”:

Discounted Cash Flow

The discounted cash flow method is generally used in situations where the future cash flows of a business entity can be reasonably forecast and are expected to differ from historical results as a result of various changes.

Under the discounted cash flow method, fair market value is calculated as the net present value of expected future free cash flows.  Future free cash flows are projected over a discrete projection period and discounted by a suitable rate of return (the discount rate), which considers a number of risk factors – company specific, industry specific, forecast risk as well as the time value of money.  The discount rate represents a risk-adjusted rate of return on the cash flows of a company and it is based on the WACC.  The WACC is the weighted average of the cost of debt and the cost of equity, and the weighting is based on a selected ratio determined by the optimal capital structure of a company.

The Financial Advisor calculated the WACC using the Capital Asset Pricing Model, which the Financial Advisor verified using a build up method and with reference to other published data.  In applying these techniques, the Financial Advisor considered the industry in which the Corporation operates, and Corporation-specific factors.  The Financial Advisor calculated WACC utilizing a guideline peer group of companies provided by S&P Capital IQ.  Based on the Financial Advisor’s analysis, the Financial Advisor determined appropriate WACC range for the future operations of the Corporation to be in the range of 22.0% to 24.0%.

The “residual” or “terminal” value of a business at the end of the projection period is included in the calculation, which assumes that cash flows from operations will continue to be realized at an assumed growth rate, or the business will be disposed of or exited and converted to cash.  At the end of the 2017 fiscal year the residual value of the Corporation’s forecast cash flows is calculated.  This cash flow is defined as the maintainable cash flow, that being the cash flows that the Corporation will maintain into perpetuity.  It is assumed at this point that the cash flows of the Corporation will generally remain stable.

The Financial Advisor then applied a terminal value capitalization rate against the maintainable cash flows.  The capitalization rate is calculated as the inverse of the discount rate less future growth.  The Financial Advisor applied a future growth rate of 5% per annum.  In selecting the future growth rate the Financial Advisor considered future growth prospects and risks of the Corporation beyond the terminal year and the long term outlook for inflation.

The diluted equity value range implied by the discount cash flow analysis is $2.48 to $2.66 per share.  The Share Consideration of $3.45 per share is in excess of the range derived from the discounted cash flow analysis.

Market Premium Approach

The Financial Advisor reviewed and analyzed the Share Consideration and compared it to premiums paid in recent market transactions.  The Financial Advisor considered the historical share price of the Corporation, key events impacting the share price, and the Share Consideration from DRIV.  As at September 21, 2012, the Share Consideration represented an 85% premium over the Corporation’s closing price.  The Financial Advisor also reviewed the publicly traded share price of the Corporation over the past 12 months and compared it to the Share Consideration.

The Financial Advisor reviewed market transactions to identify the premium paid over pre-announcement trading price of acquired companies. The Financial Advisor identified two distinct ranges of premiums as follows:

•	Somewhat comparable companies to identify an industry premium; and

•	Recent equity transactions to identify a current equity premium.

Based on information available to the Financial Advisor, the result of its analysis is summarized as follows:

	Low	High	Average	Median
Comparable transactions	4.2%	115.2%	36.3%	27.1%
Recent transactions	6.0%	150.0%	34.3%	22.8%

Implied transaction premium	84.5%

The Financial Advisor then compared the proposed transaction premium to the market data to consider if it is within an appropriate range.

Market Comparable Transactions and Publicly Traded Company Data

Data regarding actual transactions of public and private companies are recorded in a number of private databases, or are otherwise publicly available, and are sorted according to the North American Industry Classification System (“NAICS”) or Standard Industry Classification (“SIC”) systems. Transactions involving companies with the same or similar NAICS or SIC codes are extracted, summarized, and analyzed.

A value indicator is a relationship between two or more data points, as observed in the above noted transactions.  The selection of an appropriate value indicator is inherently limited to the data which was collected on each of the identified transactions. Data for the company’s sales in the most recent fiscal year, and for the reported earnings before interest, taxes, depreciation and amortization (“EBITDA”) are most often collected, and as such the individual relationships between these data points and enterprise value are often selected as value indicators.

The enterprise value to EBITDA ratio is a commonly accepted relevant measure on which to base valuation multiples as it incorporates the effects of target company’s profitability, and eliminates the effects of leverage. The enterprise value to revenue ratio is commonly used as it minimizes the effect of different accounting policies and provides a relatively simple and common basis to assess value.

Averages and medians of the above noted value indicators are determined and summarized as follows:

		Market Comparable Data
	Implied Transaction Multiple	Low	High	Average	Median
Market comparable transaction
EV / Revenue	3.72	0.72	4.64	2.21	1.73
EV / EBITDA	16.57	7.10	12.23	9.83	10.00
Publicly traded companies data
EV / Revenue	3.72	0.25	8.06	2.27	2.07
EV / EBITDA	16.57	1.35	22.52	9.96	9.46

Methodology Applied in Performing Fairness Analysis, page 38

9.
Please revise your filing to provide a narrative and quantitative description of the fees paid or to be paid to the Financial Advisor and its affiliates by the company and its affiliates. Please see Item 1015(b)(4) of Regulation M-A.

We have revised the following disclosure under the section “The Proposed Arrangement – Fairness Opinions – Financial Advisor Fairness Opinion” as follows:

Total fees paid or to be paid to the Financial Advisor for services in relation to the Financial Advisor Fairness Opinion were approximately $50,000. There are no understandings, agreements or commitments between the Financial Advisor and the Corporation or any of their respective associates or affiliates with respect to any past or future business dealings other than an estimate level opinion of fair market value of the Corporation as at May 31, 2012.  Total fees paid to the Financial Advisor for services in relation to the estimate level opinion of fair market value were approximately $20,000.

The Arrangement Agreement, page 41

10.
We note your disclosure in the last sentence of the second paragraph in this section stating that shareholders may not rely on the Arrangement Agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties or covenants in the Arrangement Agreement, you have or will provide corrective disclosure. Furthermore, please revise to remove any potential implication that the information in your agreement does not constitute public disclosure under the federal securities laws.

We have revised the disclosure under the section “The Arrangement Agreement” as follows:

Except for the Arrangement Agreement’s status as a contractual document that establishes and governs the legal relations among the Parties thereto with respect to the Arrangement, its text is not intended to be, and should not be interpreted as, a source of factual, business or operational information about the Corporation. The Arrangement Agreement contains representations, warranties and covenants that are qualified and limited, including by information disclosed to the Purchaser in connection with the execution of the Arrangement Agreement and certain information disclosed in public filings with Canadian and United States’ securities regulatory authorities. Representations and warranties may be used as a tool to allocate risks between the respective Parties to the Arrangement Agreement, including where the Parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to standards of materiality that differ from what may be viewed as material to Shareholders. These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this Proxy Statement. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. Shareholders may not directly enforce or rely upon the terms and conditions of the Arrangement Agreement but should consider all information disclosed by the Corporation in its public filings with Canadian and United States’ securities regulatory authorities. The representations, warranties or covenants contained therein may contain representations and warranties made by and to the parties thereto as of specific dates. While the Corporation is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the Proxy Statement not misleading, those representations and warranties may be subject to exceptions and qualifications contained in separate disclosure schedules; may represent the parties’ risk allocation in the particular transaction; or may be qualified by materiality standards that differ from what may be viewed as material for securities law purposes. To the extent that specific material facts arise that contradict the representations, warranties or covenants in the Arrangement Agreement, the Corporation will provide corrective disclosure setting forth such material facts.

Information Concerning Digital River, Inc. and the Purchaser, page 55

11.
We note your disclosure in the first paragraph of this section stating “the Corporation assumes no responsibility for the accuracy or completeness of such information or the failure by DRIV to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Corporation.” We also note a similar statement on page 19. Please revise these statements to state, if true, that you will update your filing with all material information as it pertains to DRIV.

We have added the following disclosure under the sections “Information Contained in this Proxy Statement” and “Information Concerning Digital River, Inc. and the Purchaser”:

To the extent that material information becomes known to the Corporation concerning DRIV and the Purchaser which would be required to be disclosed by the Corporation under relevant securities legislation, the Corporation will update its filings with all material information as it pertains to DRIV or the Purchaser.

Certain Material U.S. Federal Income Tax Considerations, page 59

12.
Please revise your heading in this section and elsewhere, such as in your table of contents and on page 5, to remove the term “certain.” Please thoroughly review your filing for compliance with this comment.

The term “certain” has been removed from the Table of Contents and under sections “Summary Term Sheet – Certain Material Canadian and U.S. Federal Income Tax Consequences”, “Questions and Answers about the Arrangement and the Special Meeting”, “Certain Material Canadian Federal Income Tax Considerations” and “Certain Material U.S. Federal Income Tax Considerations”.

Appendix D

13.
We note that the Financial Advisor’s opinion refers to an Executive Briefing Book, which was provided by management to the Fairness Advisor. With a view to understanding what information the Financial Advisor considered in rendering its fairness opinion, please describe the content of these materials to the staff.

The document referred to as “Executive Briefing Book” is a 42 page PowerPoint style document provided by the Corporation to the Financial Advisor.  The Executive Briefing Book consists of the following sections:

•      Executive Summary;
•      LML Market Opportunity;
•      Company Overview;
•      LML Growth Strategies; and,
•      Financial Overview.

The Executive Briefing Book was minimally relied upon by the Financial Advisor.  It was primarily used by the Financial Advisor as background information to gain an understanding of the Corporation’s operations and services.  The Financial Advisor has confirmed that no reliance was placed on any of the information contained in the “Financial Overview” section of the Executive Briefing Book.

In connection with responding to these comments, LML acknowledges that:

•	LML is responsible for the adequacy and accuracy of the disclosure in the filing;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing of LML’s proxy statement; and

•	LML may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this response letter, together with Amendment No. 1 filed concurrently herewith, address the comments set forth in your letter.  If we can be of any assistance in explaining these responses or the changes in Amendment No. 1, please let us know.  After you have had an opportunity to review the above responses to your comments and Amendment No. 1, please call me at (604) 689-4440 or Bernard Pinsky of Clark Wilson LLP, our legal counsel, at (604) 643-3153 to discuss any additional questions or comments you might have.

On behalf of LML Payment Systems Inc.:

/s/ Patrick H. Gaines

Patrick H. Gaines
Chief Executive Officer & Chairman

cc: Bernard Pinsky

CW5781038.5